Exhibit 99.12

Condensed combined carve-out statement of income and comprehensive income

	three months ended June 30		six months ended June 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023
Revenues	758	702	1,492	1,257
Income (Loss) from Equity Investments	16	18	33	32
Operating and Other Expenses
Plant operating costs and other	249	215	464	393
Commodity purchases resold	144	122	252	223
Property taxes	26	29	56	60
Depreciation and amortization	84	82	167	164

	503	448	939	840
Financial Charges
Interest expense	128	26	256	56
Interest income and other	(8)	(14)	(18)	(31)

	120	12	238	25

Income (Loss) before Income Taxes	151	260	348	424

Income Tax Expense (Recovery)
Current	63	23	103	30
Deferred	(33)	33	(26)	60

	30	56	77	90

Net Income (Loss)	121	204	271	334

Foreign currency translation adjustments	5	(150)	119	(148)

Comprehensive Income (Loss)	126	54	390	186

See accompanying Notes to the Condensed combined carve-out financial statements.

20 | Liquids Pipelines Business Second Quarter 2024

Condensed combined carve-out statement of cash flows

	three months ended June 30		six months ended June 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023
Cash Generated from Operations
Net income (loss)	121	204	271	334
Depreciation and amortization	84	82	167	164
Deferred income taxes	(33)	33	(26)	60
(Income) loss from equity investments	(16)	(18)	(33)	(32)
Distributions received from operating activities of equity investments	17	14	44	45
Unrealized (gains) losses on financial instruments	(35)	(4)	(36)	(8)
Other	11	4	10	7
(Increase) decrease in operating working capital	(18)	(260)	(106)	(222)

Net cash provided by operations	131	55	291	348

Investing Activities
Capital expenditures	(27)	(11)	(44)	(24)
Proceeds from sales of assets, net of transaction costs	18	—	31	63
Keystone XL contractual recoveries	3	3	5	5
Deferred amounts and other	2	5	2	2

Net cash (used in) provided by investing activities	(4)	(3)	(6)	46

Financing Activities
Distributions on Class C Interests	(1)	(1)	(2)	(42)
Parent’s net investment contributions (distributions), net	(364)	(51)	(168)	(357)

Net cash (used in) provided by financing activities	(365)	(52)	(170)	(399)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	5	—	12	—

Increase (Decrease) in Cash and Cash Equivalents	(233)	—	127	(5)
Cash and Cash Equivalents - Beginning of period	707	—	347	5

Cash and Cash Equivalents - End of period	474	—	474	—

See accompanying Notes to the Condensed combined carve-out financial statements.

Liquids Pipelines Business Second Quarter 2024 | 21

Condensed combined carve-out balance sheet

(unaudited - millions of Canadian $)		June 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents		474	347
Accounts receivable		2,097	1,775
Inventories		255	211
Environmental provision recovery		133	186
Contractual recoveries		86	83
Other current assets		591	851

		3,636	3,453
Plant, Property and Equipment	net of accumulated depreciation of $3,719 and $3,478, respectively	11,357	11,128
Equity Investments		1,068	1,073
Other Long-Term Assets		303	234

		16,364	15,888

LIABILITIES
Current Liabilities
Accounts payable and other		2,553	2,602
Payable to affiliates		109	137

		2,662	2,739
Other Long-Term Liabilities		196	146
Long-Term Debt to Affiliates		8,083	7,879
Deferred Income Tax Liabilities		1,421	1,373

		12,362	12,137
PARENT’S NET INVESTMENT
Parent’s net investment		3,191	3,059
Accumulated other comprehensive income (loss)		811	692

		4,002	3,751

		16,364	15,888

Commitments, Contingencies and Guarantees (Note 8)

Variable Interest Entities (Note 9)

Subsequent Event (Note 11)

See accompanying Notes to the Condensed combined carve-out financial statements.

22 | Liquids Pipelines Business Second Quarter 2024

Condensed combined carve-out statement of changes in parent’s net investment

	three months ended June 30		six months ended June 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023
Parent’s Net Investment
Balance at beginning of period	3,361	9,156	3,059	9,336
Net income (loss)	121	204	271	334
Contributions (distributions), net	(291)	(55)	(139)	(365)

Balance at end of period	3,191	9,305	3,191	9,305

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of period	806	847	692	845
Foreign currency translation adjustments	5	(150)	119	(148)

Balance at end of period	811	697	811	697

Total Parent’s Net Investment	4,002	10,002	4,002	10,002

See accompanying Notes to the Condensed combined carve-out financial statements.

Liquids Pipelines Business Second Quarter 2024 | 23

Notes to Condensed combined carve-out financial statements

(unaudited)

1. BACKGROUND AND BASIS OF PRESENTATION

On July 27, 2023, TC Energy Corporation (TC Energy or the Parent) announced plans to separate into two independent, investment-grade, publicly listed companies through the proposed spinoff of its Liquids Pipelines business (the spinoff Transaction) and on November 8, 2023, TC Energy communicated that the name of the new Liquids Pipelines business will be South Bow Corporation (South Bow). Under the spinoff Transaction, common shareholders of TC Energy as of the record date to be established for the spinoff Transaction will receive, in exchange for each TC Energy share, one new TC Energy share and 0.2 of a South Bow common share. The Canadian and U.S. tax rulings as well as shareholders’ approval have been received and subject to receipt of the remaining approvals and conditions of the spinoff Transaction, TC Energy expects that the effective date will occur in early-fourth quarter 2024.

These Condensed combined carve-out financial statements primarily represent the group of liquids pipeline assets, which has been operated as a part of TC Energy and reflect the Condensed combined carve-out balance sheets, Condensed combined carve-out statements of income and comprehensive income, Condensed combined carve-out statements of cash flows and Condensed combined carve-out statements of changes in parent’s net investment in the Liquids Pipelines business (the Company).

The Company has historically operated as part of TC Energy and not as a separate entity. The Condensed combined carve-out financial statements have been prepared for the proposed spinoff of the Company and have been derived from the consolidated financial statements and accounting records of TC Energy, including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs and allocations of indirect costs attributable to the operations of the Company using the historical accounting policies applied by TC Energy.

These Condensed combined carve-out financial statements of the Company have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in the Company’s annual audited Combined carve-out financial statements for the year ended December 31, 2023. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the audited Combined carve-out financial statements for the year ended December 31, 2023.

These Condensed combined carve-out financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Condensed combined carve-out financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the audited Combined carve-out financial statements for the year ended December 31, 2023.

Earnings for interim periods may not be indicative of results for the fiscal year primarily due to fluctuations in throughput volumes on the Keystone Pipeline System and marketing activities.

In addition to the factors mentioned above, revenues and earnings are impacted by fluctuations in foreign exchange rates, mainly related to the Company’s U.S. dollar-denominated operations.

On May 1, 2024, in preparation for the spinoff Transaction, the Parent completed an internal restructuring where the Company’s marketing business was transferred by the Parent to the Company’s new marketing companies. The total consideration for this transfer was $140 million. As the marketing business was already included in the combined carve-out financial statements, the consideration resulted in a reduction in Parent’s net investment in second quarter 2024.

24 | Liquids Pipelines Business Second Quarter 2024

Use of Estimates and Judgments

In preparing these Condensed combined carve-out financial statements, the Company is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Condensed combined carve-out financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the audited Combined carve-out financial statements for the year ended December 31, 2023.

2. ACCOUNTING CHANGES

Future Accounting Changes

Income Taxes

In December 2023, the FASB issued new guidance to enhance the transparency and decision usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for the annual period beginning January 1, 2025. The guidance is applied prospectively with retrospective application permitted. Early adoption is permitted for annual financial statements not yet issued. The Company does not expect this guidance to have a material impact on the Company’s combined carve-out financial statements.

Segment Reporting

In November 2023, the FASB issued new guidance to improve disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The guidance is effective for annual periods beginning January 1, 2024 and interim periods beginning January 1, 2025. Early adoption is permitted and the guidance is applied retrospectively. The Company does not expect this guidance to have a material impact on the Company’s combined carve-out financial statements.

Liquids Pipelines Business Second Quarter 2024 | 25

3. SEGMENTED INFORMATION

three months ended June 30, 2024
(unaudited - millions of Canadian $)	Keystone Pipeline System	All other segments	Total
Revenues	752	6	758
Income (loss) from equity investments	3	13	16
Plant operating costs and other	(247)	(2)	(249)
Commodity purchases resold	(144)	—	(144)
Property taxes	(26)	—	(26)
Depreciation and amortization	(82)	(2)	(84)

Earnings (Losses)	256	15	271

Interest expense			(128)
Interest income and other			8

Income (Loss) before Income Taxes			151
Income tax (expense) recovery			(30)

Net Income (Loss)			121

Capital Spending[1]
Capital expenditures	22	5	27

1	Included in Investing activities in the Condensed combined carve-out statement of cash flows.

three months ended June 30, 2023
(unaudited - millions of Canadian $)	Keystone Pipeline System	All other segments	Total
Revenues	696	6	702
Income (loss) from equity investments	4	14	18
Plant operating costs and other	(214)	(1)	(215)
Commodity purchases resold	(122)	—	(122)
Property taxes	(29)	—	(29)
Depreciation and amortization	(81)	(1)	(82)

Earnings (Losses)	254	18	272

Interest expense			(26)
Interest income and other			14

Income (Loss) before Income Taxes			260
Income tax (expense) recovery			(56)

Net Income (Loss)			204

Capital Spending[1]
Capital expenditures	10	1	11

1	Included in Investing activities in the Condensed combined carve-out statement of cash flows.

26 | Liquids Pipelines Business Second Quarter 2024

six months ended June 30, 2024
(unaudited - millions of Canadian $)	Keystone Pipeline System	All other segments	Total
Revenues	1,480	12	1,492
Income (loss) from equity investments	7	26	33
Plant operating costs and other	(458)	(6)	(464)
Commodity purchases resold	(252)	—	(252)
Property taxes	(56)	—	(56)
Depreciation and amortization	(164)	(3)	(167)

Earnings (Losses)	557	29	586

Interest expense			(256)
Interest income and other			18

Income (Loss) before Income Taxes			348
Income tax (expense) recovery			(77)

Net Income (Loss)			271

Capital Spending[1]
Capital expenditures	34	10	44

1	Included in Investing activities in the Condensed combined carve-out statement of cash flows.

six months ended June 30, 2023
(unaudited - millions of Canadian $)	Keystone Pipeline System	All other segments	Total
Revenues	1,246	11	1,257
Income (loss) from equity investments	5	27	32
Plant operating costs and other	(389)	(4)	(393)
Commodity purchases resold	(223)	—	(223)
Property taxes	(60)	—	(60)
Depreciation and amortization	(162)	(2)	(164)

Earnings (Losses)	417	32	449

Interest expense			(56)
Interest income and other			31

Income (Loss) before Income Taxes			424
Income tax (expense) recovery			(90)

Net Income (Loss)			334

Capital Spending[1]
Capital expenditures	23	1	24

1	Included in Investing activities in the Condensed combined carve-out statement of cash flows.

Liquids Pipelines Business Second Quarter 2024 | 27

Total Assets by Segment

(unaudited - millions of Canadian $)	June 30, 2024	December 31, 2023
Keystone Pipeline System	14,641	14,340
All other segments	1,723	1,548

	16,364	15,888

4. REVENUES

Disaggregation of Revenues

The following tables summarizes total Revenues for the three and six months ended June 30, 2024 and 2023:

three months ended June 30	2024			2023
(unaudited - millions of Canadian $)	Keystone Pipeline System	All other segments	Total	Keystone Pipeline System	All other segments	Total
Revenues from contracts with customers
Capacity arrangements and	568	6	574	530	6	536
Other revenues[1]	184	—	184	166	—	166

	752	6	758	696	6	702

1

Other revenues primarily relate to the Company’s marketing activities and financial instruments. These arrangements are not in the scope of the revenue from contracts with customer guidance. Refer to Note 7, Risk management and financial instruments, for additional information on financial instruments.

For the three months ended June 30, 2024, three major customers accounted for $211 million, $113 million and $62 million in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2023 – four customers, $218 million, $104 million, $59 million and $59 million, respectively).

six months ended June 30	2024			2023
(unaudited - millions of Canadian $)	Keystone Pipeline System	All other segments	Total	Keystone Pipeline System	All other segments	Total
Revenues from contracts with customers
Capacity arrangements and transportation	1,154	12	1,166	963	11	974
Other	3	—	3	1	—	1

	1,157	12	1,169	964	11	975
Other revenues[1]	323	—	323	282	—	282

	1,480	12	1,492	1,246	11	1,257

1

Other revenues primarily relate to the Company’s marketing activities and financial instruments. These arrangements are not in the scope of the revenue from contracts with customer guidance. Refer to Note 7, Risk management and financial instruments, for additional information on financial instruments.

For the six months ended June 30, 2024, three major customers accounted for $424 million, $221 million and $121 million in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2023 – four customers, $387 million, $186 million, $109 million and $106 million, respectively).

28 | Liquids Pipelines Business Second Quarter 2024

Contract Balances

(unaudited - millions of Canadian $)	June 30, 2024	December 31, 2023	Affected line item on the Condensed combined carve-out balance sheet
Receivables from contracts with customers	404	445	Accounts receivable
Short-term contract liabilities[1]	24	22	Accounts payable and other
Long-term contract liabilities	22	22	Other long-term liabilities

1	During the six months ended June 30, 2024, $8 million (2023 – $8 million) of revenues were recognized that were included in contract liabilities at the beginning of the period.

Contract liabilities represent unearned revenue for contracted services.

Future Revenues from Remaining Performance Obligations

As at June 30, 2024, future revenues from long-term pipeline capacity arrangements and transportation extending through 2044 are approximately $9.0 billion, of which approximately $0.6 billion is expected to be recognized during the remainder of 2024.

5. INCOME TAXES

Effective Tax Rates

The effective income tax rates were 22 per cent and 21 per cent for the six months ended June 30, 2024 and 2023, respectively. The increase in effective income tax rate was primarily due to favourable U.S. state tax rate adjustments in 2023.

6. KEYSTONE ENVIRONMENTAL PROVISION

In December 2022, a pipeline incident occurred in Washington County, Kansas on the Keystone Pipeline System. At December 31, 2023, the Company had accrued a life-to-date environmental liability of $794 million, before expected insurance recoveries and not including potential fines and penalties which continue to be indeterminable. For the six months ended June 30, 2024, amounts paid for the environmental remediation liability were $75 million (2023 – $433 million). The remaining balance reflected in Accounts payable and other and Other long-term liabilities on the Company’s Condensed combined carve-out balance sheet was $50 million and $10 million, respectively at June 30, 2024 (December 31, 2023 – $122 million and $9 million, respectively).

The expected recovery of the remaining estimated environmental remediation costs recorded in Environmental provision recovery was $133 million, including $7 million from TC Energy’s wholly-owned captive insurance subsidiary, and $35 million in Other long-term assets at June 30, 2024 (December 31, 2023 – $186 million, including $36 million from TC Energy’s wholly-owned captive insurance subsidiary, and $33 million, respectively). For the six months ended June 30, 2024, the Company received $58 million including $30 million from TC Energy’s wholly-owned captive insurance subsidiary (2023 – $201 million, including $7 million from TC Energy’s wholly-owned captive insurance subsidiary) from its insurance policies related to the costs for environmental remediation.

Liquids Pipelines Business Second Quarter 2024 | 29

7. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Risk Management Overview

The Company has exposure to various financial risks and has strategies, policies and limits in place to manage the impact of these risks on its earnings and cash flows.

Counterparty Credit Risk

The Company’s exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, environmental provision and certain contractual recoveries, available-for-sale assets and the fair value of derivative assets.

Market events causing disruptions in global energy demand and supply may contribute to economic uncertainties impacting a number of the Company’s customers. While the majority of the Company’s credit exposure is to large creditworthy entities, the Company maintains close monitoring and communication with those counterparties experiencing greater financial pressures. Refer to the audited Combined carve-out financial statements for the year ended December 31, 2023 for more information about the factors that mitigate the Company’s counterparty credit risk exposure.

The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. The Company uses historical credit loss and recovery data, adjusted for management’s judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other.

At June 30, 2024, the Company had no significant credit losses, and there were no significant credit risk concentrations or amounts past due or impaired.

The Company has significant credit and performance exposure to financial institutions that hold cash. The Company’s portfolio of financial sector exposure consists primarily of highly-rated investment grade, systemically important financial institutions.

Non-Derivative Financial Instruments

Fair value of non-derivative financial instruments

Available-for-sale assets are recorded at fair value which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in Cash and cash equivalents, Accounts receivable, Environmental provision recovery, Contractual recoveries, Other current assets, Other long-term assets, Accounts payable and other, Payable to affiliates and Other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity and are classified in Level II of the fair value hierarchy.

Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.

Balance sheet presentation of non-derivative financial instruments

The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	June 30, 2024		December 31, 2023
(unaudited - millions of Canadian $)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt to affiliates	(8,083)	(8,126)	(7,879)	(8,138)

30 | Liquids Pipelines Business Second Quarter 2024

Available-for-sale assets summary

The following tables summarize additional information about the Company’s LMCI restricted investments that were classified as available-for-sale assets:

(unaudited - millions of Canadian $)	June 30, 2024	December 31, 2023
Fair values of fixed income securities[1,2]
Maturing within 1 year	—	1
Maturing within 1-5 years	—	—
Maturing within 5-10 years	—	—
Maturing after 10 years	104	102

	104	103

1	Available-for-sale assets are recorded at fair value and included in Other long-term assets on the Company’s Condensed combined carve-out balance sheet.
2	Classified in Level II of the fair value hierarchy.

	three months ended June 30		six months ended June 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023
Net unrealized gains (losses)[1]	—	(1)	(5)	5
Net realized gains (losses)[1,2]	—	(1)	(1)	(3)

1

Unrealized and realized gains (losses) arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses within Other long-term assets and liabilities.

2	Realized gains (losses) on the sale of LMCI restricted investments are determined using the average cost basis.

Derivative Instruments

Fair value of derivative instruments

The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.

Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.

Liquids Pipelines Business Second Quarter 2024 | 31

Balance sheet presentation of derivative instruments

The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

(unaudited - millions of Canadian $)	June 30, 2024	December 31, 2023
Derivatives Assets
Other current assets	502	696
Other long-term assets	33	—

	535	696

Derivative Liabilities
Accounts payable and other	(497)	(728)
Other long-term liabilities	(35)	—

	(532)	(728)

Total Derivatives[1,2]	3	(32)

1	Fair value equals carrying value.
2	Includes purchases and sales.

The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to TC Energy’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

Notional and maturity summary

The maturity and notional amount or quantity outstanding related to the Company’s liquids commodity derivative instruments was as follows:

(unaudited)	June 30, 2024	December 31, 2023
Net purchases[1]	(28)	(7)
Maturity dates	2024-2025	2024

1	Volumes are in MMBbls.

Unrealized and Realized Gains (Losses) on Commodity Derivative Instruments

	three months ended June 30		six months ended June 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023
Derivative Instruments Held for Trading[1]
Unrealized gains (losses) in the period	35	4	36	8
Realized gains (losses) in the period	147	161	287	273

1	Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell liquids are included on a net basis in Revenues.

32 | Liquids Pipelines Business Second Quarter 2024

Offsetting of derivative instruments

The Company enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the Condensed combined carve-out balance sheet. The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at June 30, 2024
(unaudited - millions of Canadian $)	Gross derivative instruments	Amounts available for offset[1]	Net amounts
Derivative instrument assets	535	(517)	18
Derivative instrument liabilities	(532)	517	(15)

1	Amounts available for offset do not include cash collateral pledged or received.

at December 31, 2023
(unaudited - millions of Canadian $)	Gross Derivative Instruments	Amounts Available for Offset[1]	Net Amounts
Derivative instrument assets	696	(681)	15
Derivative instrument liabilities	(728)	681	(47)

1	Amounts available for offset do not include cash collateral pledged or received.

With respect to the derivative instruments presented above, the Company provided cash collateral of $51 million and no letters of credit at June 30, 2024 (December 31, 2023 – $92 million and nil, respectively) to its counterparties. At June 30, 2024, the Company held no cash collateral and less than $1 million in letters of credit (December 31, 2023 – nil and $4 million, respectively) from counterparties on asset exposures.

Credit-risk-related contingent features of derivative instruments

Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits.

Based on contracts in place and market prices at June 30, 2024, the Company had no derivative instruments with credit-risk-related contingent features in a net liability position for which no collateral was provided (December 31, 2023 – less than $1 million). Should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds, additional collateral may need to be provided. The Company has sufficient liquidity in the form of cash and TC Energy’s support to meet these contingent obligations should they arise.

Liquids Pipelines Business Second Quarter 2024 | 33

Fair Value Hierarchy

The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined

Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.

Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.

Level III

This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or alternatively long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.

There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company’s derivative assets and liabilities measured on a recurring basis, including both current and non-current portions, were categorized as follows:

at June 30, 2024 (unaudited - millions of Canadian $)	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]	Total
Derivative instrument assets	509	26	—	535
Derivative instrument liabilities	(497)	(35)	—	(532)

	12	(9)	—	3

1	There were no transfers from Level II to Level III for the six months ended June 30, 2024.

at December 31, 2023 (unaudited - millions of Canadian $)	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]	Total
Derivative instrument assets	668	28	—	696
Derivative instrument liabilities	(695)	(33)	—	(728)

	(27)	(5)	—	(32)

1	There were no transfers from Level II to Level III for the year ended December 31, 2023.

34 | Liquids Pipelines Business Second Quarter 2024

8. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

The Company has long-term crude oil transportation agreements as well as other purchase obligations, all of which are transacted at market prices and in the normal course of business. Purchases under these contracts for the three and six months ended June 30, 2024 were $18 million and $32 million, respectively (2023 – $16 million and $29 million, respectively).

Capital expenditure commitments at June 30, 2024 increased by $47 million from those reported at December 31, 2023 reflecting development of the Blackrod Connection project and new contractual commitments.

Contingencies

In 2021, TC Energy filed a Request for Arbitration to formally initiate a legacy North American Free Trade Agreement (NAFTA) claim to recover economic damages resulting from the revocation of the Presidential Permit for the Keystone XL pipeline project. The United States objected on the basis that the transition provisions under the United States-Mexico-Canada Agreement (USMCA) that protect investments made while NAFTA was in force apply only in connection with actions taken before July 1, 2020, when USMCA replaced NAFTA. The arbitral Tribunal adjudicating the claim issued a split decision on July 12, 2024 in which the majority of the panel agreed with the United States position and concluded that it did not have jurisdiction to hear TC Energy’s claim. TC Energy is currently assessing the decision to determine whether there are grounds to change it.

At closing of the spinoff Transaction, TC Energy and South Bow will enter into a Separation Agreement providing that TC Energy expects to indemnify South Bow for 86% of total net liabilities and costs associated with the Milepost 14 incident and the existing variable toll disputes on the Keystone Pipeline System (excluding any future impacts to the variable toll) subject to a maximum liability to South Bow of $30 million for those two matters. Any amounts that may ultimately be payable in respect of these liabilities and costs above the current accrued amount are indeterminable at this time.

The Company is aware of a potential dispute with customers regarding the Company’s entitlement to contractual recoveries in an amount that may be material. At this time, formal legal proceedings have not commenced and the final outcome of this matter cannot be reasonably estimated.

In addition to the above potential dispute and the proceedings disclosed in the Variable Toll Disputes section in the audited Combined carve-out financial statements for the year ended December 31, 2023, the Company is subject to various other legal proceedings, arbitrations and actions arising in the normal course of business. The amounts involved in such other proceedings are not reasonably estimable as the final outcome of such legal proceedings cannot be predicted with certainty. It is the opinion of management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company’s combined financial position or results of operations.

Equity Investments Option Rights

The spinoff Transaction will trigger certain option rights to purchase the Company’s ownership interest in the equity investments, which may or may not be exercised by the Company’s respective partners or shareholders, as applicable. The option rights are triggered once TC Energy enters into certain spinoff agreements or upon closing of the spinoff Transaction.

On April 10, 2024, the option rights for Port Neches Link LLC and HoustonLink Pipeline were triggered. The respective partners of Port Neches Link LLC and HoustonLink Pipeline Company, LLC either notified the Company that they did not elect to exercise the option right to acquire the offered ownership interest or, alternatively, did not exercise the option right to acquire the offered ownership interest within the time period provided in the applicable limited liability agreement. As at June 30, 2024, no other triggering events had occurred.

Guarantees

The Company and its partners in certain jointly-owned entities have either: i) jointly and severally; ii) jointly or iii) severally guaranteed the financial performance of these entities. Such agreements include guarantees which are primarily related to construction services and the payment of liabilities. For certain of these entities, any payments made by the Company under these guarantees in excess of its ownership interest are to be reimbursed by its partners.

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The carrying value of these guarantees has been recorded in Other long-term liabilities on the Condensed combined carve-out balance sheet. Information regarding the Company’s guarantees were as follows:

		June 30, 2024		December 31, 2023
(unaudited - millions of Canadian $)	Term	Potential exposure[1]	Carrying value	Potential exposure[1]	Carrying value
Grand Rapids	to 2043	56	2	56	2

1	The Company’s share of the potential estimated current and contingent exposure.

9. VARIABLE INTEREST ENTITIES

Consolidated VIEs

A portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE’s obligations, or are not considered a business, were as follows:

(unaudited - millions of Canadian $)	June 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	2	2
Accounts receivable	7	3

	9	5
Plant, Property and Equipment	182	172

	191	177

LIABILITIES
Current Liabilities
Accounts payable and other	47	43

	47	43
Other Long-Term Liabilities	10	10

	57	53

Non-Consolidated VIEs

The carrying value of these VIEs and the maximum exposure to loss as a result of the Company’s involvement with these VIEs are as follows:

(unaudited - millions of Canadian $)	June 30, 2024	December 31, 2023
Balance Sheet Exposure
Equity investments	938	949
Off-Balance Sheet Exposure
Guarantees	56	56

Maximum Exposure to Loss	994	1,005

36 | Liquids Pipelines Business Second Quarter 2024

10. RELATED PARTY TRANSACTIONS

TC Energy is responsible for providing the Company’s administrative and operating services (corporate expenses) necessary to operate the Liquids Pipelines business. As such, TC Energy’s determination and classification of allocated corporate expenses incurred by TC Energy to the Company are considered related party transactions. Allocated corporate expenses are capitalized or expensed based on the nature of underlying expenditure. The Company also incurs operating costs with TC Energy’s subsidiaries for costs that are not allocated but are direct costs to the Company that are capitalized or expensed based on the nature of underlying expenditure. The allocated corporate expenses, direct operating costs, interest expense on Long-term debt due to affiliates and interest income with affiliates were as follows:

	three months ended June 30		six months ended June 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023
Allocated Corporate Expenses
Plant operating costs and other	45	56	81	110
Plant, property and equipment	2	1	3	2
Equity investments[1]	1	6	2	12

	48	63	86	124
Direct Operating Costs
Plant operating costs and other	39	34	85	64
Plant, property and equipment	1	1	3	2
Equity investments[2]	—	2	1	4

	40	37	89	70
Interest Income with Affiliates	—	14	—	29
Interest Expense on Long-Term Debt Due to Affiliates	126	25	250	50

1	For the three and six months ended June 30, 2024, $1 million and $2 million, respectively (2023 – $5 million and $10 million, respectively) impacted Income from equity investments.
2	For the three and six months ended June 30, 2024, nil and $1 million, respectively (2023 – $2 million and $4 million, respectively) impacted Income from equity investments.

The outstanding balances with affiliates at June 30, 2024 and December 31, 2023 were as follows:

(unaudited - millions of Canadian $)	June 30, 2024	December 31, 2023	Affected line item on the Condensed combined carve-out balance sheet
Due to affiliates	109	137	Payable to affiliates
Due from affiliates	49	4	Accounts receivable
Long-term debt to affiliates	8,083	7,879	Long-term debt to affiliates

At June 30, 2024, the Company had $250 million and US$500 million (December 31, 2023 – $100 million and nil, respectively) of revolving credit facilities with an affiliate. At June 30, 2024, no amounts were drawn against the facilities.

Refer to Note 6, Keystone environmental provision, for discussion of insurance recoveries from TC Energy’s wholly-owned captive insurance subsidiary.

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11. SUBSEQUENT EVENT

In 2019 and 2020, three Keystone customers initiated complaints before FERC and the CER regarding certain costs within the variable toll calculation. In February 2023, FERC released its initial decision in respect of the complaint, which addressed previously charged tolls between 2018 and 2022. On July 25, 2024, FERC released its Order on Initial Decision (Order) in respect of the complaint and as a result, the Company recognized an additional estimated liability of $25 million in second quarter 2024. The Company continues to assess the impact of this Order, with amounts to be finalized upon submission of a compliance filing in third quarter 2024.

38 | Liquids Pipelines Business Second Quarter 2024